As filed with the Securities and Exchange Commission on December 1, 2005
Registration No. [ ]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-3
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

B.O.S BETTER ONLINE SOLUTIONS LTD.
(Exact name of Registrant as specified in its charter)

Israel	Not Applicable

(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

Beit Rabin, Teradyon Industrial Park,
Misgav, 20179, Israel
(+972) 4-990-7555
(Address and Telephone Number of Registrant's principal executive offices)

Corporation Service Company
1133 Avenue of the Americas, Suite 3100
New York, NY 10036
Tel: (212) 299-9100
(Name, address and telephone number of agent for service)

Copies To:

Brian Brodrick, Esq.	Shlomo Landress, Adv.
Phillips Nizer LLP	Amit, Pollak, Matalon & Co.
666 Fifth Avenue	NYP Tower, 17 Yitzhak Sadeh Street
New York, New York 10103	Tel Aviv 67775, Israel
(212) 841-0700	972-3-561-5268

        Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ _______

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ ________

        If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

        If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Ordinary Shares, nominal value NIS 4.00 per share	953,698(1)(2)	$2.42(3)	$2,307,949(3)	$247
Ordinary Shares, nominal value NIS 4.00 per share	572,219(2)(4)	$3.03(5)	$1,733,824(5)	$186
Ordinary Shares, nominal value NIS 4.00 per share	625,000(6)	$4.04(5)	$2,525,000(5)	$270
Total	2,150,917	-	$6,566,773	$703

(1)	Represents ordinary shares registered for resale by the selling shareholders.
(2)	Pursuant to Rule 416 of the Securities Act of 1933, as amended, this Registration Statement also includes additional ordinary shares issuable upon stock splits, stock dividends or similar transactions.
(3)	Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) of the Securities Act on the basis of the average of the high and low sales prices of the Registrant’s ordinary shares on The Nasdaq National Market on November 29, 2005
(4)	Represents shares issuable upon exercise of warrants that were issued to the selling shareholders. The exercise price under the warrants is $2.50 per ordinary share during the first year from the issuance, and increasing to $2.75 per ordinary share and $3.03 per ordinary share, on the first and second anniversaries of the issuance, respectively.
(5)	Calculated pursuant to Rule 457(g) of the Securities Act.
(6)	Represents shares issuable upon conversion of $1.5 million in principal amount of the Registrant’s Secured Convertible Term Note due September 29, 2008 (the “Note”) and shares issuable upon conversion of interest thereon solely to the extent of the mandatory interest conversion feature set forth in Section 2.1(b) of the Note, at a fixed conversion price (subject to adjustments) of $3.08 per share and upon exercise of warrants that were issued to the purchaser of the Note, at an exercise price of $4.04 per ordinary share.

Pursuant to Rule 429 under the Securities Act, this Registration Statement contains a combined prospectus that also relates to: (a) 130,000 ordinary shares issuable upon exercise of a warrant that was issued to the purchaser of the Registrant’s note in a private placement transaction on June 10, 2004; and (b) 357,143 ordinary shares issued in a private placement transaction on December 14, 2003. These shares were registered pursuant to the Registrant’s Registration Statement on Form F-3 (File No. 333- 117529). The Filing fee associated with these shares was previously paid with such earlier registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. NO SELLING SHAREHOLDER MAY SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED December 1, 2005

PROSPECTUS

B.O.S BETTER ONLINE SOLUTIONS LTD.

Up to 2,638,060 Ordinary Shares

The selling shareholders identified in this prospectus, may offer to sell up to an aggregate of 2,638,060 of our ordinary shares, consisting of the following:

—	953,698 ordinary shares that were issued to the selling shareholders in a private placement in June 2005.
—	Up to 572,219 ordinary shares issuable upon the exercise of warrants which were issued to the selling shareholders in the abovementioned private placement transaction.
—	Up to 625,000 ordinary shares issuable upon the conversion of a convertible note due September 29, 2008 and upon the exercise of a warrant, both of which were issued by BOS to the selling shareholder, Laurus Master Fund, in a private placement transaction on September 29, 2005 and shares that are to be issued in lieu of cash interest payments on the convertible note solely pursuant to the mandatory interest conversion feature of such note.
—	Up to 130,000 ordinary shares issuable upon the exercise of a warrant, which was issued to Laurus Master Fund in connection with a private placement offering on June 10, 2004.
—	357,143 ordinary shares that were issued to the selling shareholders in a private placement completed in December 2003.

BOS is filing the registration statement of which this prospectus is a part at this time primarily to fulfill a contractual obligations to do so, which the company undertook at the time of the sale of the shares and warrants.

Our ordinary shares are traded on the Nasdaq National Market, or NMS, under the symbol “BOSC” and on the Tel-Aviv Stock Exchange under the symbol “BOSC”. On November 29, 2005, the last reported sale price of our ordinary shares on the NMS was $2.42 per share. You are urged to obtain current market quotations for the ordinary shares.

We will not receive any of the proceeds from the sale of these ordinary shares other than the exercise price payable to us upon the exercise of the warrants held by the selling shareholders. We have agreed to bear all of the expenses in connection with the registration and sale of these ordinary shares other than underwriting discounts and sales commissions.

You should read both this prospectus and any prospectus supplement, together with the additional information described under the heading “Incorporation of Certain Documents by Reference” before you decide to invest in our ordinary shares.

        INVESTING IN OUR ORDINARY SHARES INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 5 OF THIS PROSPECTUS TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE PURCHASING OUR ORDINARY SHARES.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is ________, 2005

        You should rely only on the information contained or incorporated by reference in this prospectus or any supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and any underwriter or agent is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the United States Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process. Under this shelf process, the selling shareholders may offer up to a total of 2,638,060 ordinary shares, from time to time, in one or more offerings in any manner described under the section in this prospectus entitled “Plan of Distribution.”

        This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Accordingly, you should refer to the registration statement and its exhibits for further information about us and our ordinary shares. Copies of the registration statement and its exhibits are on file with the SEC. Statements contained in this prospectus concerning the documents we have filed with the SEC are not intended to be comprehensive, and in each instance we refer you to copy of the actual document filed as an exhibit to the registration statement or otherwise filed with the SEC.

        We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, our ordinary shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of ordinary shares.

        Unless the context otherwise requires, all references in this prospectus to “BOS,” “we,” “our,” “our company,” “us” and the “Company” refer to BOS Better Online Solutions Ltd. and its consolidated subsidiaries.

        All references in this prospectus to “ordinary shares” refer to our ordinary shares, nominal value NIS 4.00 per share.

        All references in this prospectus to “dollars” or “$” are to United States dollars.

        All references in this prospectus to “shekels” or “NIS” are to New Israeli Shekels.

THE COMPANY

We were incorporated in Israel in 1990 and are subject to the Israel Companies Law 1999 – 5759. We design, integrate and test our products in our facilities in three locations in Israel. Our headquarters and manufacturing facilities are located at Teradyon Industrial Zone, Misgav 20179 Israel. The facilities of our subsidiaries, Odem Electronic Technologies 1992 Ltd. and Quasar Telecom (2004) Ltd., are located in the center of Israel.

Our telephone number is 972-4-990-7555 and our website address is www.boscorporate.com. The information contained on, or linked from, our website is not a part of this prospectus.

We currently manage our operation through our three wholly-owned subsidiaries:

—	BOScom Ltd. that is engaged in connectivity solutions and communication solutions that are based on VoIP technology;

—	Quasar Telecom (2004) Ltd. that is engaged in communication solutions that are based on cellular technology; and

—	Odem Electronic Technologies 1992 Ltd. that is engaged in the supply of electronic components and solutions.

Through our wholly owned subsidiaries, our activities are focused on two divisions:

Connectivity division, with products marketed under the BOSaNOVA brand name. These products deliver instant and transparent connectivity from IBM iSeries computers to personal computers, thin clients and browsers.

Electronic Components division, based on Odem Electronic Technologies 1992 Ltd., providing solutions in RFID, semiconductors, electronic components, CCD, imaging, networking, telecom and automation.

An additional focus has been on the Communications division, providing easy to install and affordable VoIP and cellular gateways solutions for businesses. The Company entered into a definitive agreement for the sale of the Communications Division’s assets in October 2005. See Recent Developments below.

THE OFFERING

This prospectus relates to 2,638,060 ordinary shares that may be offered for sale by the selling shareholders, as follows:

—	953,698 ordinary shares that were issued to the selling shareholders in a private placement in June 2005. The ordinary shares were issued at a price per share of $2.30.

—	Up to 572,219 ordinary shares are issuable upon the exercise of warrants which were issued by BOS to the selling shareholders in the abovementioned private placement. The warrants are exercisable for three years from their date of issuance. The exercise price is $2.50 per ordinary share during for the first year from the issue date, and increasing to $2.75 per ordinary share and $3.03 per ordinary share, on the first and second anniversaries of the issue date, respectively. The warrant exercise price is subject to adjustment in certain circumstances.

—	Up to 625,000 ordinary shares are issuable upon the conversion of a convertible note due September 29, 2008 and upon the exercise of warrants, both of which were issued by BOS to Laurus Master Fund in a private placement transaction on September 29, 2005, and shares that are to be issued in lieu of cash interest payments on the convertible note solely pursuant to the mandatory interest conversion feature of such note. For additional details see “Selling Shareholders”.

—	Up to 130,000 ordinary shares are issuable upon the exercise of a warrant which was issued by BOS to Laurus Master Fund in a private placement transaction on June 10, 2004. The exercise price of the warrant is $4.04 per share, and it is subject to adjustment in certain circumstances.

—	357,143 ordinary shares that were issued to the selling shareholders in a private placement completed in December 2003.

BOS is filing the registration statement of which this prospectus is a part at this time primarily to fulfill its contractual obligations to do so. Registration of the ordinary shares does not necessarily mean that all or any portion of such ordinary shares will be offered for sale by the selling shareholders.

RISK FACTORS

        You should carefully consider the risks described below and all the information contained or incorporated by reference into this prospectus before making an investment decision regarding our ordinary shares. The risks described below are not the only risks facing our company. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment.

Risks related to our business:

The sales of our connectivity products in the US depend on one master distributor. In the event that we encounter problems working with the master distributor, we may experience an interruption in sales until an alternative source of distribution can be found, which may have a material adverse effect on our business.

Up until the fourth quarter of 2002, we marketed our BOScom products in the USA through a US subsidiary (the BOS US division of PacInfo). Currently, we market our products in the USA through one master distributor. In 2004 and the first nine months of 2005, sales of our BOScom products in the US market accounted for 39% and 10%, respectively, of our sales. In the event that we cease working with the master distributor, we may experience an interruption in sales until an alternative source of distribution can be found, which may have a material adverse effect our business.

A significant part of the revenues generated by our wholly owned subsidiary, Odem Electronic Technologies 1992 Ltd. (“Odem”), is from one major customer. An interruption in our business relationship which such customer would adversely impact our financial results.

One of Odem’s major customers accounted for 11% of our revenues in the first nine months of 2005. An interruption in our business relationship with such customer would result in a write-off of inventory and would have an adverse effect on our business and results of operations.

In 2004 we completed the acquisitions of most of the assets of Quasar Communication Systems Ltd. (which were transferred to our subsidiary, Quasar Telecom (2004) Ltd. (“Quasar Telecom”)) and a controlling stake of Odem. In September 2005, we acquired another 23.9% of Odem’s shares and in November 2005, we increased our holdings in Odem to 100%. The integration may interrupt the activities of one or more of the combined companies and could have an adverse effect on the business, results of operations, financial condition or prospects of the Company.

The abovementioned acquisitions involved the integration of companies that had previously operated independently. The difficulties of combining the companies’ operations included, and continue to be, but are not limited to: the necessity of coordinating geographically separate organizations and integrating personnel with diverse business backgrounds, potential difficulties in retaining employees and the associated adverse effects on relationships with existing partners. The integration may interrupt the activities of one or more of the combined company’s businesses and may result in the loss of key personnel. This could have an adverse effect on our business, results of operations, financial condition or prospects.

We are engaged in a highly competitive industry, and if we are unable to keep up with or ahead of the technology our sales could be adversely affected. Additionally, we are fairly new players in the highly competitive VOIP sector, and there are no assurances that we will be able to effectively compete with the more established businesses in the sector.

IBM sells competing products to our own, and can exercise significant customer influence and technology control in the IBM host connectivity market. We may experience increased competition in the future from IBM or other companies, which may adversely affect our ability to continue to market our products and services successfully.

We also compete against various companies that offer computer communications products based on other technologies that in certain circumstances can be competitive in price and performance to our products. There can be no assurance that these or other technologies will not capture a significant part of the existing or potential IBM midrange computer communications market.

The market for our products is also characterized by significant price competition. We may therefore face increasing pricing pressures. There can be no assurance that competitors will not develop features or functions similar to those of our products, or that we will be able to maintain a cost advantage or that new companies will not enter these markets.

The VOIP market is very competitive with large companies such as Cisco competing for the same market segment. There can be no assurance that we will be able to successfully penetrate the market or realize significant revenues from our line of products and become profitable.

Some of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, technical and marketing resources than ours. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products, than us.

In late 2002 we decided to wind up the business of our subsidiary, Pacific Information Systems, Inc. (“PacInfo”),due to its severe financial situation. PacInfo has already settled with a majority of its external creditors.

The wind up process was accompanied by settlements with a majority of PacInfo’s creditors, however, there can be no assurance that such a settlement will be reached with the remainder of the creditors, thus resulting in additional costs to the Company.

Furthermore, certain actions involving PacInfo, if occurred before the end of 2003, may have triggered a tax event for PacInfo former owners (the “Sellers”), who sold PacInfo to the Company in 1998. In such event, we may be obligated, under the purchase agreement, to grant the Sellers a loan on a full recourse basis for certain tax payments the Sellers may be liable for, currently estimated at approximately $2 million. The purchase agreement provides that the Company is to receive a security interest in shares of the Company that the Sellers hold at the time of the loan with a fair market value as of the date of the loan of at least 125% of the amount of the loan as security for the repayment of the loan. In addition, in the event we are required to loan such sum to the Sellers, we may also be required to reimburse the Sellers for certain interest on taxes that they may owe. It is possible that the windup of PacInfo during 2002 and 2003 may have triggered such a tax event for the Sellers, which would result in our obligation to loan the Sellers such amount and to reimburse them for interest expenses incidental to the tax event. Such a loan and reimbursement may have a material adverse affect on our business condition and results of operations.

If actual market conditions prove less favorable than those projected by management, additional inventorywrite-downs may be required

Inventories may be written down for estimated obsolescence based upon assumptions about future demand and market conditions and could adversely affect our business condition and results of operations. As of September 30, 2005, inventory is presented net of $240,000 general provision for technological obsolescence and slow moving items.

Reduction in connectivity fees may adversely affect our sales of cellular communication gateways.

Our cellular communication gateways, based on the technology we had purchased from Quasar Communication Systems Ltd. in September 2004, are used, among other things, to reduce those costs of cellular calls related to the connectivity between the cellular network and the Public Switched Telephony Network (“PSTN”), known as connectivity fees. A reduction in such connectivity fees may decrease the appeal of our cellular communication gateways and adversely affect our revenues generated by these products.

We have had a history of losses and our future levels of sales and ability to achieve profitability are unpredictable.

We have incurred net losses of approximately $3.6 million for the first nine months of 2005, $2.1 million in 2004, $21 thousand in 2003 and $8.5 million in 2002. Our ability to maintain and improve future levels of sales and to achieve profitability depends on many factors.

These factors include:

—	the continued demand for our existing products;

—	our ability to develop and sell new products to meet customer needs;

—	management's ability to control costs and successfully implement our business strategy; and

—	our ability to manufacture and deliver products in a timely manner.

There can be no assurance that we will experience any growth in sales or achieve profitability in the future or that the levels of historic sales or profitability experienced during previous years will continue in the future or that our net losses will not increase in the future.

We depend on certain key products for the bulk of our sales and if sales of these products decline, it would have a material adverse effect on us.

We anticipate that our IBM midrange related products will continue to account for a significant portion of our sales and profitability. If sales of our IBM midrange products were to decline significantly for any reason, or the profit margins on such products were to decrease significantly for any reason (including in response to competitive pressures), our financial results would be adversely affected. Over the past few years there has been a continuous global decrease in sales and revenues from the connectivity solutions sector (also known as the legacy family products). Although our revenues in this sector have decreased as a result, in comparison to other players in this field, we have fared quite well, but there can be no assurance that we will continue to do so.

To reduce the risk of such a decline or decrease due to competitive pressures or technical obsolescence, we are continually seeking to reduce costs, upgrade and expand the features of our IBM related products, expand the applications for which the products can be used and increase marketing efforts to generate new sales.

Although we are developing and introducing new remote communications products and increasing our marketing efforts, there can be no assurance that the planned enhancements or the new developments will be commercially successful, or that we will be able to increase sales of our IBM midrange products.

If we are unsuccessful in developing and introducing new products, we may be unable to expand our business.

The market for some of our products is characterized by rapidly changing technology and evolving industry standards. The introduction of products embodying new technology and the emergence of new industry standards can render existing products obsolete and unmarketable and can exert price pressure on existing products.

We established our subsidiary Lynk, a Division of B.O.S. Ltd., which is now known as BOScom, for the purpose of developing, manufacturing and marketing new products for remote networking connectivity and VOIP. However, the VOIP market has been unstable and vulnerable over the past years, and competing in such a market may be a risky endeavor. The VOIP market has suffered from low image due to availability, reliability and quality problems. As such, there can be no assurance that we will realize significant revenues from products developed and introduced by BOScom.

Our ability to anticipate changes in technology and industry standards and successfully develop and introduce new and enhanced products as well as additional applications for existing products, in each case on a timely basis, will be critical in our ability to grow and remain competitive. Although these products are related to, and even incorporate our existing products, there can be no assurance that we will be able to successfully develop and market any such new products. If we are unable to develop products that are competitive in technology and price and responsive to customer needs, for technological or other reasons, our business will be materially adversely affected.

We depend on key personnel and need to be able to retain them and our other employees.

Our success depends, to a significant extent, on the continued active participation of our executive officers, other members of management and key technical and sales and marketing personnel. In addition, there is significant competition for employees with technical expertise in our industry. Our success will depend, in part on:

—	our ability to retain the employees who have assisted in the development of our products;

—	our ability to attract and retain additional qualified personnel to provide technological depth and support to enhance existing products and develop new products; and

—	our ability to attract and retain highly skilled computer operating, marketing and financial personnel.

We cannot make assurances that we will be successful in attracting, integrating, motivating and retaining key personnel. If we are unable to retain our key personnel and attract additional qualified personnel as and when needed, our business may be adversely affected.

Indemnification of Directors and Officers

The Company has agreements with its directors and senior officers which provide, subject to Israeli law, for the Company to indemnify these directors and senior officers for (a) monetary liability imposed upon them in favor of a third party by a judgment, including a settlement or an arbitral award confirmed by the court, as a result of an act or omission of such person in his capacity as a director or officer of the Company, and (b) reasonable litigation expenses, including attorney’s fees, incurred by such a director or officer or imposed on him by a court, in a proceeding brought against him by or on behalf of the Company or by a third party, or in a criminal action in which he was acquitted, or in a criminal action which does not require criminal intent in which he was convicted, in each case relating to acts or omissions of such person in his capacity as a director or officer of the Company. Such indemnification may materially adversely affect our financial condition.

We may be unable to effectively manage our growth and expansion, and as a result, our business results may be adversely affected.

Our goal is to grow over the next few years. The management of our growth, if any, will require the continued expansion of our operational and financial control systems, as well as a significant increase in our manufacturing, testing, quality control, delivery and service capabilities. These factors could place a significant strain on our resources.

Our inability to meet our manufacturing and delivery commitments in a timely manner (as a result of unexpected increases in orders, for example) could result in losses of sales, our exposure to contractual penalties, costs or expenses, as well as damage to our reputation in the marketplace.

Our inability to manage growth effectively could have a material adverse effect on our business, financial condition and results of operations.

We have limited experience in making acquisitions.

We may wish to pursue the acquisition of businesses, products and technologies that are complementary to ours. However, to date, our management has had limited experience in making acquisitions. In June 1998, we acquired PacInfo, which was based in Portland, Oregon, and in 2001 PacInfo acquired Dean Technologies LLC (“Dean Tech”), which was based in Grapevine, Texas. Both businesses have since ceased operations. In September 2004, we acquired the majority of the assets of Quasar Communications Systems Ltd. In November 2004 we acquired 63.8% of the outstanding shares of Odem Electronic Technologies 1992 Ltd. from its existing shareholders. In September 2005, we acquired an additional 23.9% of Odem’s shares and in November 2005 we increased our holdings in Odem to 100%. Acquisitions involve a number of other risks, including the difficulty of assimilating geographically diverse operations and personnel of the acquired businesses or activities and of maintaining uniform standards, controls, procedures and policies. There can be no assurance that we will not encounter these and other problems in connection with any acquisitions we may undertake. There can be no assurance that we will ultimately be effective in executing additional acquisitions. Any failure to effectively integrate future acquisitions could have an adverse effect on our business, operating results or financial condition.

The measures we take in order to protect our intellectual property may not be efficient or sufficient.

Our success is dependent upon our proprietary rights and technology. We currently rely on a combination of trade secrets, copyright and trademark law, together with non-disclosure and invention assignment agreements, to establish and protect the proprietary rights and technology used in our products. Much of our proprietary information is not patentable. We generally enter into confidentiality agreements with our employees, consultants, customers and potential customers and limit the access to and the distribution of our proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization, or to develop similar technology independently. We do not believe that our products and proprietary rights infringe upon the proprietary rights of others. However, there can be no assurance that any other party will not argue otherwise. The cost of responding and adequately protecting ourselves against any such assertion may be material, whether or not the assertion is valid. Further, the laws of certain countries in which we sell our products do not protect our intellectual property rights to the same extent as do the laws of the United States. Substantial unauthorized use of our products could have a material adverse effect on our business. We cannot make assurances that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology. Additionally, there are risks that arise from the use of intranet networks and the Internet. Although we utilize firewalls and protection software, we cannot be sure that our proprietary information is secured against penetration. Such penetration, if occurs, could have an adverse affect on our business.

We rely on certain key suppliers for the supply of components in our products.

We purchase certain components and subassemblies used in our existing products from a single supplier or a limited number of suppliers. In the event that any of our suppliers or subcontractors becomes unable to fulfill our requirements in a timely manner, we may experience an interruption in production until an alternative source of supply can be obtained, although we are of the opinion that the level of inventory held by us would probably be sufficient to cover such a period.

Fluctuations in our operating results could result in lowered prices.

Our sales and profitability may vary in any given year, and from quarter to quarter. In order to increase sales and enter into new markets with new products we may find it necessary to decrease prices in order to be competitive.

We have limited capital resources and we may encounter difficulties raising capital.

Continued expansion requires additional resources and especially working capital. We may encounter difficulties raising capital and securing credit lines. If our efforts to raise capital do not succeed, our efforts to increase the business and to compete with our competitors may be seriously jeopardized, thus having a materially adverse effect on our business.

There can be no assurance that we will not be classified as a passive foreign investment company (a “PFIC”).

Based upon its current and projected income, assets and activities, we do not believe that at this time the Company is a passive foreign investment company (a “PFIC”) for US federal income tax purposes, but there can be no assurance that we won’t be classified as such in the future. Such classification may have grave tax consequences for US shareholders. One method of avoiding such tax consequences is by making a “qualified electing fund” election for the first taxable year in which the Company is a PFIC. However, such an election is conditioned upon our furnishing US shareholders annually with certain tax information. We do not presently prepare or provide such information, and such information may not be available to US shareholders if we are subsequently determined to be a PFIC.

We may be required to pay stamp taxes on documents executed by us on or after June 2003.

The Israeli Stamp Tax on Documents Law, 1961, or the “Stamp Tax Law”, provides that certain documents signed by Israeli companies are subject to a stamp tax, generally at a rate of between 0.4% and 1% of the value of the subject matter of the applicable document. As a result of an amendment to the Stamp Tax Law that came into effect in June 2003, the Israeli tax authorities have commenced enforcement of the provisions of the Stamp Tax Law.

Consequently, we may be liable to pay stamp taxes on some or all of the documents we have signed since June 2003, which could have a material adverse effect on our results of operations.

Recently promulgated regulations provide for a gradual phase-out of the stamp tax by 2008.

We have significant sales worldwide and could encounter problems if conditions change in the places where we market our products.

We have sold and intend to continue to sell our products in markets through distributors in North America, Europe and Asia.

A number of risks are inherent in engaging in international transactions, including –

—	international sales and operations being limited or disrupted by longer sales and payment cycles,

—	possible encountering of problems in collecting receivables,

—	governmental controls, or export license requirements being imposed,

—	political and economic instability in foreign countries,

—	trade restrictions or changes in tariffs being imposed, and

—	laws and legal issues concerning foreign countries.

If we should encounter such difficulties in conducting our international operations, it may adversely affect our business condition and results of operations.

As part of a global slow down in technology markets, technology-focused corporations have suffered and as a result their shares have declined in value.

Our Company, like other technology companies, has been significantly impacted by the current market slowdown in the technology industry. Lately, the industry has been showing initial signs of recovery, however, there can be no assurance that the technology market will fully recover or that our operating results will not continue to suffer as a consequence.

Inflation and foreign currency fluctuations significantly impact on our business results.

The vast majority of our sales are made in US Dollars and most of our expenses are in US Dollars and New Israel Shekels (“NIS”). The Dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel over the rate of inflation in the United States is offset by the devaluation of the NIS in relation to the Dollar. Our Dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the Dollar or if the timing of such devaluations lags behind inflation rate increases in Israel.

Risks related to our location in Israel:

Political, economic, and security conditions in Israel affect our operations and may limit our ability to produce and sell our products or provide our services.

We are incorporated under the laws of the State of Israel, where we also maintain our headquarters and our principal manufacturing, research and development facilities. Political, economic, security and military conditions in Israel directly influence us. We could be adversely affected by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel. The future of the “peace process” with the Palestinians is uncertain and has deteriorated due to Palestinian violence. Furthermore, the threat of a large-scale attack by Palestinians on Israeli civilians and key infrastructure remains a constant fear. The past four years of renewed terrorist attacks by the Palestinians has severely affected the Israeli economy in many ways. In addition, several countries still restrict business with Israel and with companies doing business in Israel. We could be adversely affected by adverse developments in the “peace process” or by restrictive laws or policies directed towards Israel or Israeli businesses.

Generally, all nonexempt male adult citizens and permanent residents of Israel, including some of the our officers and employees, are obligated to perform military reserve duty annually, and are subject to being called to active duty at any time under emergency circumstances. While we have operated effectively under these requirements since its incorporation, we cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our business may be adversely affected.

Additionally, in recent years Israel has been going through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel continue to deteriorate. Also, due to significant economic reforms proposed by the Israeli government, there have been several general strikes and work stoppages in 2003 and 2004, affecting all banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business. Following the passing of laws to implement economic measures, the Israeli trade unions have threatened further strikes or work stoppages, and these may have an adverse effect on the Israeli economy and our business.

Furthermore, Israel is a party to certain trade agreements with other countries, and material changes to these agreements could have an adverse affect on our business.

If the Israeli Government programs that we benefit from are reduced or terminated, our costs and taxes may increase.

Under the Israeli Law for Encouragement of Capital Investments, 1959, facilities that meet certain conditions can apply for “Approved Enterprise” status. This status confers certain benefits including tax benefits. Our existing facilities have been designated as Approved Enterprises. If we attain taxable income in Israel, these tax benefits will help reduce our tax burden.

In addition, in order to maintain our eligibility for the grants and tax benefits we receive, we must continue to satisfy certain conditions, including making certain investments in fixed assets and operations and achieving certain levels of exports. If we fail to satisfy such conditions in the future, we could be required to refund tax benefits which may have been received with interest and linkage differences to the Israeli Consumer Price Index.

The Israeli Government authorities have indicated that the government may reduce or eliminate these benefits in the future. A termination or reduction of certain programs and tax benefits (particularly benefits available to the Company as a result of the Approved Enterprise status of the Company’s facilities and programs) or a requirement to refund the tax benefits already received, would have a material adverse effect on the Company’s business, operating results and financial condition.

Under the Law for the Encouragement of Industrial Research and Development, 1984 (the “Research Law”), research and development programs approved by a research committee appointed by the Israeli Government are eligible for grants in exchange for payment to the Government of royalties from the sale of products developed in accordance with the Program. Regulations issued under the Research Law generally provide for the payment of royalties to the Office of the Chief Scientist equal to 3.5% of sales of products developed as a result of a research project so funded until 100% of the dollar-linked grant is repaid. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits on the date the grants were received.

The Research Law requires that the manufacture of any product developed as a result of research and development funded by the Israeli Government take place in Israel. It also provides that know-how from the research may not be transferred to third parties without the approval of the Israeli Office of the Chief Scientist in the Ministry of Industry, Trade & Labor.

The anti-takeover effects of Israeli laws may delay or deter a change of control of the Company.

Under the Israeli Companies Law, a merger is generally required to be approved by the shareholders and Board of Directors of each of the merging companies. Shareholder approval isn’t required if the company that will not survive is controlled by the surviving company. Additionally, the law provides some exceptions to the shareholder approval requirement in the surviving company. Shares held by a party to the merger and certain of its affiliates are not counted toward the required approval. If the share capital of the company that will not be the surviving company is divided into different classes of shares, the approval of each class is also required. A merger may not be approved if the surviving company will not be able to satisfy its obligations. At the request of a creditor, a court may block a merger on this ground. In addition, a merger can be completed only after all approvals have been submitted to the Israeli Registrar of Companies, provided that 30 days have elapsed since shareholder approval was received and 50 days have passed from the time that a proposal for approval of the merger was filed with the Registrar.

The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer, if as a result of the acquisition, the purchaser would become a holder of 25% or more of the voting power at general meetings, and no other shareholder owns a 25% stake in the Company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of 45% or more of the voting power at general meetings, unless someone else already holds 45% of the voting power. An acquisition from a 25% or 45% holder, which turns the purchaser into a 25% or 45% holder respectively, does not require a tender offer. An exception to the tender offer requirement may also apply when the additional voting power is obtained by means of a private placement approved by the general meeting of shareholders. These rules also do not apply if the acquisition is made by way of a merger.

The Israeli Companies Law provides specific rules and procedures for the acquisition of shares held by minority shareholders, if the majority shareholder holds more than 90% of the outstanding shares. Israeli tax law treats specified acquisitions, including a stock-for-stock swap between an Israeli company and a foreign company, less favorably than does U.S. tax law.

These laws may have the effect of delaying or deterring a change in control of the Company, thereby limiting the opportunity for shareholders to receive a premium for their shares and possible affecting the price that some investors are willing to pay for the Company’s securities.

All of our directors and officers are non-U.S. residents and enforceability of civil liabilities against them is uncertain.

All of our directors and officers reside outside of the United States. Service of process upon them may be difficult to effect within the United States. Furthermore, because the majority of our assets are located in Israel, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

Risks related to our ordinary shares:

Our share price has been and may continue to be volatile, which could result in substantial losses for individual shareholders

The market price of our ordinary shares has been and may continue to be highly volatile and subject to wide fluctuations. Since January 2004 through November 2005, the daily closing price of our ordinary shares has ranged from $1.62 to $4.00 per share. We believe that these fluctuations have been in response to a number of factors including the following, some of which are beyond our control:

—	actual or anticipated variations in our quarterly operating results;

—	announcements of technological innovations or new products or services or new pricing practices by us or our competitors;

—	increased market share penetration by our competitors;

—	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

—	additions or departures of key personnel; and

—	sales of additional ordinary shares.

In addition, the stock market in general, and stocks of technology companies in particular, have from time to time experienced extreme price and volume fluctuations. This volatility is often unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our ordinary shares, regardless of our actual operating performance.

The Company’s shares may be delisted from the Nasdaq National Market for failure to meet Nasdaq’s requirements.

In late 2002 and early 2003 the Company received notice from the Nasdaq Stock Market that its ordinary shares were subject to delisting from the Nasdaq National Market for failure to meet Nasdaq’s minimum bid price and shareholders’ equity requirements ($10 million) for continued listing on the National Market. As a result of the hearing requested by the Company and supplemental information presented by the Company to the Nasdaq Listing Qualifications Panel, the Panel determined to continue the listing of the Company’s securities on the Nasdaq National Market pursuant to a detailed exception to the Nasdaq National Market Rules, and the Company successfully met all the conditions set forth in the exception.

On August 30, 2004, we received notice from the Nasdaq Stock Market that our ordinary shares are subject to delisting from the Nasdaq National Market for failure to meet Nasdaq’s minimum market value of publicly held shares requirement ($5 million) for continued listing on the National Market. On November 4, 2004 we were notified by Nasdaq that we have regained compliance with this requirement.

On January 25, 2005, we received notice from the Nasdaq Stock Market that we were not in compliance with the minimum $10 million shareholders’ equity requirement for continued listing on the National Market. Following that notice, on January 28, 2005, we received an additional notice indicating that based on further review of our financial statements as they appeared in our filing on Form 6-K dated January 10, 2005, it was determined that the shareholders’ equity was $10,601,000 on a pro forma basis as of September 30, 2004. Therefore we were in compliance with the stockholders’ equity requirement for continued listing on the National Market and the matter had been closed.

On June 2, 2005, the Company again received notice from the Nasdaq Stock Market indicating that based on the results for the period ended March 31, 2005, the shareholders’ equity was $9,425,000, and accordingly not in compliance with the minimum $10,000,000 shareholders’ equity requirement for continued listing on the National Market. The Company was requested to provide by June 17, 2005, its specific plan to achieve and sustain compliance with the listing requirements. The Company subsequently submitted a proposed plan of compliance to Nasdaq based upon completing a previously announced private placement offering of its ordinary shares. On July 11, 2005, the Company was advised by the Nasdaq Staff that contingent upon completion of the private placement by August 11, 2005, the Staff believed that the Company had provided a definitive plan evidencing its ability to achieve and sustain compliance with the listing requirements. The private placement took place in June 2005, and consequently the Company believes it has regained compliance with Nasdaq’s minimum $10,000,000 shareholders’ equity requirement for continued listing on the National Market. However, the Company has been advised by Nasdaq Staff that the Staff will continue to monitor its ongoing compliance with the stockholder’s equity requirement and, if at the time of the Company’s next periodic report, the Company does not evidence compliance, it may be subject to delisting.

There can be no assurance that we will be able to meet and continue to meet these or other Nasdaq requirements to maintain our Nasdaq National Market listing, in which case we will have the right to apply for a transfer of our ordinary shares to the Nasdaq Small Cap Market.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are intended to be, and are hereby identified as, forward looking statements for the purposes of the safe harbor provisions of the Private Securities Reform Act of 1995. These statements address, among other things: our strategy; the anticipated development of our products; our anticipated use of proceeds; our projected capital expenditures and liquidity; our development of additional revenue sources; our development and expansion of relationships; the market acceptance of our products; and our technological advancement. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed below and elsewhere in this prospectus. You should therefore not rely on these forward-looking statements, which are applicable only as of the date hereof.

        We urge you to consider that statements which use the terms “believe”, “do not believe”, “expect”, “plan”, “intend”, “estimate”, “anticipate”, “projections”, “forecast” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Except as required by applicable law, including the federal securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We disclaim any obligation to publicly revise any such statements to reflect any change in expectations or in events, conditions, or circumstances on which any such statements may be based.

        Market data and forecasts used in this prospectus have been obtained from independent industry sources. We have not independently verified the data obtained from these sources and we cannot assure you of the accuracy or completeness of the data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and additional uncertainties accompanying any estimates of future market size.

RECENT DEVELOPMENTS

        On July 18, 2005 our wholly-owned subsidiary, BOScom Ltd., signed an asset purchase agreement with Consist Technologies Ltd. and Consist International Inc., for the sale of our PrintBOS product line, including all related intellectual property rights, costumer and supplier agreements, distribution channels, goodwill and workstations. BOScom shall also transfer employees to Consist. In consideration, BOScom shall receive $500,000, of which $125,000 have been placed is escrow, pending repayment of royalties related to PrintBOS to the Office of the Chief Scientist. In addition BOScom shall receive in each of the next three years a contingent payment, equal to 6-10% of the future revenues exceeding $1 million per year, that Consist generates from the PrintBOS activities. The transaction closed on September 29, 2005.

        On September 29, 2005, we purchased an additional 23.9% of the issued and outstanding shares of Odem Electronic Technologies 1992 Ltd. from Odem’s existing shareholders. The consideration for Odem’s shares was comprised of cash in the amount of $716,422 and of 232,603 of our ordinary shares. On November 1, 2005, we acquired the remaining share capital of Odem in consideration for $554,105, thus increasing our holdings in Odem to 100%. Odem, an Israeli company, is an international solution provider and distributor of electronics components and advance technologies in the Israeli market.

        For additional information on the Odem transaction, see our filing on Form 6-K, filed with the SEC on September 29, 2005, which is incorporated by reference into this prospectus.

        On October 27, 2005 we entered into a definitive agreement with Qualmax Inc., a US VoIP service and equipment provider, for the sale of the assets of our Communications Division to Qualmax. The consideration payable to us is approximately 4,150,000 Qualmax shares and 4% royalties from future revenues Qualmax generates from the sold business, up to $800,000. One quarter of the Qualmax shares to be received by BOS in the transaction, shall be deposited in escrow and shall be released to BOS at the end of four consecutive fiscal quarters following the closing of the transaction, contingent upon Qualmax generating by then certain revenues from the sold business.

         The closing of the transaction is subject to certain closing conditions, including the merger of Qualmax into a US publicly traded company. This merger closed on November 30, 2005.

        For additional information on the Qualmax transaction, see our filing on Form 6-K, filed with the SEC on October 27, 2005, which is incorporated by reference into this prospectus.

USE OF PROCEEDS

        All of the proceeds from the sale of the ordinary shares offered under this prospectus are for the account of the selling shareholders. Accordingly, we will not receive any proceeds from the sales of these shares other than the exercise price payable to us upon the exercise of warrants held by the selling shareholders.

SELLING SHAREHOLDERS

This prospectus relates to 2,638,060 ordinary shares that may be offered for sale by the selling shareholders, as follows:

—	A total of 953,698 ordinary shares were issued to the selling shareholders in a private placement in June 2005. The ordinary shares were issued at a price per share of $2.30.

—	Up to 572,219 ordinary shares are issuable upon the exercise of warrants, which were issued by BOS to the selling shareholders in the abovementioned private placement. The warrants are exercisable for three years from their date of issuance. The exercise price is $2.50 per ordinary share during for the first year from their issue date, and increasing to $2.75 per ordinary share and $3.03 per ordinary share, on the first and second anniversaries of the issue date, respectively.

The warrants may be exercised in whole or in part, and payment of the exercise price may be made either in cash or in a “cashless” exercise (or in a combination of both methods). The warrant exercise price is also subject to proportional adjustment in the event of combinations, subdivisions of the ordinary shares or if dividend is paid on the ordinary shares in ordinary shares.

Under our registration rights agreement with the selling shareholders, a delay in the effectiveness of the registration of our ordinary shares beyond a certain date subjects us to payment to the selling shareholders of liquidated damages. The liquidated damages are equal to 1.0% of the value of the shares subject to registration, less any shares that can then be freely sold by the selling shareholders pursuant to any available exemption. The abovementioned value shall be determined on the basis of the average closing price of the ordinary shares on the market.

The Selling Shareholders include Catalyst Fund L.P., our biggest shareholder. In March 2003, we purchased from Catalyst most of the shares it held in Surf Communications Solutions Ltd., in consideration of $1,755,000 by the issuance of our ordinary shares, and as a result Catalyst held 16.6% of our outstanding shares, after the issuance.

—	Up to 625,000 ordinary shares are issuable upon the conversion of a convertible note due September 29, 2008 and upon the exercise of warrants, both of which were issued by BOS to Laurus Master Fund in a private placement transaction on September 29, 2005, and shares that are to be issued in lieu of cash interest payments on the convertible note solely pursuant to the mandatory interest conversion feature of such note.

The convertible note has an aggregate principal amount of $1.5 million and a conversion price of $3.08 per share. The principal amount of the note is repayable in monthly installments commencing as of January 1, 2006, in the initial amount of $15,000 eventually increasing to $55,200. The interest on the note is payable in monthly installments, together with the principal monthly repayment. The principal and the interest may be paid in cash or, under certain conditions described below, in ordinary shares.

The note conversion price is subject to proportional adjustment in the event of stock splits, combinations, subdivisions of the ordinary shares or if dividend is paid on the ordinary shares in ordinary shares. In addition, if BOS issues stock in certain types of transactions at a price lower than the initial conversion price, then the conversion price will be adjusted to a lower price based on a weighted average formula.

The convertible note bears interest at a fluctuating interest rate equal at all times to the prime rate plus 1.5%, subject to reduction in any particular month, if the average closing price of our ordinary shares for any five consecutive trading days during the fifteen days immediately prior to the last business day of the previous month, exceeded the conversion price by at least 25%. The interest reduction rate is 100 basis points (1.0%) for each incremental twenty five percent increase, or 200 basis points (2.0%) for such increase, if the ordinary shares shall have already been, at that time, registered pursuant to an effective registration statement.

Each month, the note holder may elect to convert all or a portion of the convertible note monthly payments (comprised of principal amortization and interest) into ordinary shares. If the market price of the ordinary shares at the time of payment is at least 10% greater than the conversion price per ordinary share, the monthly payment shall be made in the form of ordinary shares, and the ordinary shares issuable upon such mandatory interest conversion are registered hereunder for sale by Laurus.

Under our registration rights agreement with Laurus, a delay in the effectiveness of the registration of our ordinary shares beyond a certain date subjects us to payment to Laurus of liquidated damages equal to 1.0% of the outstanding principal amount of the note for each thirty day period of delay (prorated for partial periods).

The note is secured by a first priority floating charge on all of our company’s assets and by a first priority fixed charge on all of our company’s right, title and interest in our wholly-owned subsidiaries, BOScom Ltd. and Quasar Telecom (2004) Ltd.

The warrants are exercisable at $4.04 per share. The warrants may be exercised in whole or in part, and payment of the exercise price may be made either in cash or in a “cashless” exercise (or in a combination of both methods). The warrant exercise price is also subject to proportional adjustment in the event of combinations, subdivisions of the ordinary shares or if dividend is paid on the ordinary shares in ordinary shares.

Conversion of the note and exercise of the warrants are limited as follows: at no time shall the note be convertible (or the warrants be exercised) into that number of ordinary shares which, when added to the number of ordinary shares otherwise beneficially owned by the note (or warrants) holder, exceed (i) 4.99% of our outstanding ordinary shares, or (ii) 25% of the aggregate dollar trading volume of the ordinary shares for the 30-day trading period immediately preceding the conversion or exercise notice. These limitations expire, however, in an event of default under the note or with 75 days prior notice by the holder, provided that in no time shall the holder’s beneficial ownership of ordinary shares exceed 19.9% of our ordinary shares. In addition, the number of ordinary shares issuable under the note and/or the warrants shall not exceed an aggregate of 625,000 ordinary shares.

—	Up to 130,000 ordinary shares are issuable upon the exercise of a warrant which was issued by BOS to Laurus Master Fund in a private placement transaction on June 10, 2004. The exercise price of the warrant is $4.04 per share, which is subject to adjustment in certain circumstances. Exercise of the warrant is limited as follows: at no time shall the warrant be exercised into that number of ordinary shares which, when added to the number of ordinary shares otherwise beneficially owned by holder, exceed (i) 4.99% of our outstanding ordinary shares, or (ii) 25% of the aggregate dollar trading volume of the ordinary shares for the 30-day trading period immediately preceding the exercise notice. These limitations expire, however, with 75 days prior notice by the holder, provided that in no time shall the holder’s beneficial ownership of ordinary shares exceed 19.9% of our ordinary shares.

—	A total of 357,143 ordinary shares were issued to certain selling shareholders in a private placement that was completed on December 14, 2003.

The table below sets forth certain information concerning the number of ordinary shares and warrants owned by the selling shareholders as of September 30, 2005, and the number of ordinary shares and warrants that may be offered from time to time by the selling shareholders under this prospectus. Because the selling shareholders may offer all or some portion of the ordinary, BOS has assumed for the purposes of the table below that the selling shareholders will sell all of the ordinary shares they have acquired from us.

	Shares Owned or Underlying Convertible Securities Prior to Offering		Shares Being Offered	Shares Beneficially Owned After the Offering
	Number	Percent (1)		Number	Percent

Catalyst Fund L.P.(2)
3 Daniel Frish St
Tel Aviv 64731,
Israel	1,499,275	22.06%	552,000	947,275	13.94%
Brada Investments
Limited (3)
57/63 Line Wall Road
PO Box 199
GIBRALTAR	173,912	2.61%	173,912	0	0%
Many Weiss
c/o Manro-Haydan
1 Knightsbridge
London
SW1X 7LX	69,565	1.05%	69,565	0	0%
H J M and Hilda Levy
(as trustees of the
Herne Hill
Settlement)(3)
57/63 Line Wall Road
PO Box 199
GIBRALTAR	69,565	1.05%	69,565	0	0%
Daniel Tannen
36 Brampton Grove,
London NW4, England	8,696	0.13%	8,696	0	0%
Sylvie Tannen
36 Brampton Grove,
London NW4, England	8,696	0.13%	8,696	0	0%

Emmanuel Tannen
36 Brampton Grove,
London NW4, England	8,696		0.13%	8,696	0	0%
Yuri Tannen
36 Brampton Grove,
London NW4, England	8,695		0.13%	8,695	0	0%
Arizona Maritime
Inc. (4)
c/o Lyras Financial
Services Ltd.,
24-26 Baltic St.,
London, EC1Y 0RP,
England	139,130		2.09%	139,130	0	0%
Egean Financiera
Corporation (5)
c/o Halkdon Shipping
Corp.
85 Akti Mlaouli & 2
Flessa St., 185 38
Piraeus, Greece	139,130		2.09%	139,130	0	0%
Meitav Gemel Ltd. (6)
4 Berkowitz St.,
P.O. Box 18096
Tel Aviv 61180
Israel	173,920		2.61%	173,920	0	0%
Vamos Inc. (7)
c/o GISE
37 G. Sisini Street
Athens 115 28
Greece	263,198		3.96%	263,198	0	0%
Hillswood Holdings
Ltd. (8)
PO Box 3136, Akara
Building, Suite 8,
Wickams Cay 1, Road
Town, Tortola BVI	297,719		4.52%	267,857	29,862	0.45%
Laurus Master Fund,
Ltd. (9)
825 Third Avenue,
14th Floor
New York, NY 10022	755,000	(10)	10.28%	755,000	0	0%

(1)	Calculated based upon 6,589,385 ordinary shares outstanding as of September 30, 2005.

(2)	“Catalyst Fund” refers collectively to Catalyst Fund L.P., Catalyst Fund II L.P. and Catalyst Fund III, L.P., all of which are limited partnerships organized and existing under the laws of the State of Israel, and which share the same general partner, Catalyst Investments L.P.

(3)	Brada Investments Limited and Herne Hill Settlement are controlled by Mr. H J M Levy.

(4)	Arizona Maritime Inc. is controlled by Mrs. Maria Hadjilias.

(5)	Egean Financiera Corporation is beneficially owned by Ms. Olympia Kedros.

(6)	Meitav Gemel Ltd. is controlled by Messrs Zvi Stepak and Shlomo Simanovski.

(7)	Vamos Inc.is controlled by Mr. Minos A. Zombanakis, who may be deemed to have sole dispositive power over the shares owned by Vamos Inc. The ordinary shares being offered by Vamos include 89,286 ordinary shares purchased in a private placement completed in December 2003 and 108,700 ordinary shares and 65,200 ordinary shares that are issuable upon exercise of warrants purchased in a private placement in June 2005.

(8)	Hillswood Holdings Ltd. is indirectly owned by a trust whose principal beneficiary is Mr. Robert Haggiag. By virtue of such relationship, Mr. Haggiag may be deemed to have sole dispositive power over the shares owned by Hillswood Holdings Ltd.

(9)	Laurus Capital Management, LLC is the investment manager of Laurus Master Fund Ltd., and in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, may be deemed a control person of the ordinary shares owned by Laurus Master Fund Ltd. Messrs. David Grin and Eugene Grin are the managing members of Laurus Capital Management, LLC and as such share sole voting and investment control over the ordinary shares owned by Laurus Master Fund Ltd., and each disclaims beneficial ownership of such shares.

(10)	Number of shares represents the maximum number of shares receivable by Laurus Master Fund, Ltd. upon the full conversion of the note and exercise of the warrants into ordinary shares. However, the terms of the note and the warrants expressly limit the number of shares into which Laurus can convert or exercise, and beneficially own at any one time pursuant to such conversion or exercises (as defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended) to 4.99% of the total outstanding ordinary shares. These limitations expire, however, with 75 days prior notice by Laurus, provided that in no time shall Laurus’ beneficial ownership of ordinary shares exceed 19.9% of our ordinary shares.

DESCRIPTION OF ORDINARY SHARES

The following is a summary description of our Ordinary Shares under our Articles of Association.

Dividend and Liquidation Rights. All holders of paid-up Ordinary Shares of the Company have an equal right to participate in a distribution of (i) dividends, whether by cash or by bonus shares; (ii) Company assets; and (iii) the Company’s surplus assets upon winding up, all pro rata to the nominal value of the shares held by them.

        The Board of Directors may issue shares and other securities, which are convertible or exercisable into shares, up to the limit of the Company’s authorized share capital.

        The Company’s Board of Directors is the organ authorized to decide upon the distribution of dividends or bonus shares.

Voting, Shareholders’ Meetings, Notices and Resolutions. Holders of paid-up Ordinary Shares have one vote for each share held on all matters submitted to a vote of shareholders. Such voting rights may be affected in the future by the grant of any special voting rights to the holders of a class of shares with preferential rights.

        The quorum required for a general meeting of shareholders (whether annual or special) consists of at least two shareholders present in person or by proxy/voting instrument and holding, or representing, at least 33 1/3% of the voting rights of the issued share capital. A meeting adjourned for lack of quorum shall be postponed by one week, to the same day, time and place, or to a later time if stated in the invitation to the meeting or in the notice of the meeting. The quorum for the commencement of the adjourned meeting shall be any number of participants.

        Unless otherwise determined by the Israeli Companies Law 1999 or the Company’s Articles of Association, a resolution requires approval by the holders of a majority of the shares represented at the meeting, in person or by proxy, and voting thereon.

        The Companies Law 1999 requires that certain transactions, actions and arrangements be approved by shareholders, including (i) arrangements with a director as to the terms of his office and compensation and arrangements for insurance, exemption and indemnity of directors; (ii) certain Extraordinary Transactions (as defined in the Companies Law) of the Company with its controlling shareholders or any Extraordinary Transaction in which a controlling shareholder has a personal interest; (iii) certain private placements; and (iv) any action or Extraordinary Transaction in which the majority of the members of the Board of Directors have a personal interest.

        Each shareholder of record is entitled to receive at least a 21 day prior notice of shareholders’ meetings. The accidental omission to give notice of a meeting to any member, or the non receipt of notice sent to such member, shall not invalidate the proceedings at such meeting. For purposes of determining the shareholders entitled to notice and to vote, the Board of Directors may fix a record date subject to the provisions of the law. Currently, Israeli law provides that the record date not be any earlier than 40 days prior to the meeting.

Transfer of Shares. Fully paid Ordinary Shares may be transferred freely. The transfer of Ordinary Shares not fully paid up requires the approval of the Board of Directors.

Modification of Class Rights. Subject to the provisions of any law, the rights attached to any class (unless otherwise provided by the terms of issue of such class), such as voting, rights to dividends and the like, may be altered after a resolution is passed by the Company, with the approval of a resolution passed by a majority of the voting power present by person or proxy and voting hereon at a general meeting of the holders of the shares of such class, or the written agreement of all the class holders. The rights vested in the holders of shares of a particular class that were issued with special rights shall not be deemed to have been altered by the creation or issue of further shares ranking equally with them, unless otherwise provided in such shares’ issue terms.

Election of Directors. The Company’s directors are elected by the shareholders at a shareholders’ meeting. The Ordinary Shares do not have cumulative voting rights in the election of directors. The holders of Ordinary Shares conferring more than 50% of the voting power present by person or by proxy at the shareholders’ meeting, have the power to elect the directors. The directors elected shall hold office until the next annual meeting, or sooner if they cease to hold office pursuant to the provisions of the Company’s Articles. In addition, the Board of Directors may appoint a director (to fill a vacancy or otherwise) between shareholder meetings, and such appointment shall be valid until the next annual meeting or until such appointee ceases to hold office pursuant to the provisions of the Company’s Articles. In compliance with the Companies Law, the Company has two external directors. The external directors are also appointed by the shareholders and their term of office is three years.

PLAN OF DISTRIBUTION

The selling shareholders and any of their pledgees, donees, assignees, transferees, and successors in interest, may sell any or all of their securities from time to time on any stock exchange or automated interdealer quotation system on which the securities are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The selling shareholders may sell the securities by one or more of the following methods, without limitation:

—	block trades in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

—	purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

—	an exchange distribution in accordance with the rules of any stock exchange on which the securities are listed;

—	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchases, which may include long sales or short sales effected after the effective date of the prospectus of which this registration statement is part;

—	privately negotiated transactions;

—	"at the market" or through market makers or into an existing market for the shares;

—	through the writing or settlement of options or other hedging transactions on the securities, whether through an options exchange or otherwise;

—	through the distribution of the securities by any selling shareholder to its partners, members or shareholders;

—	one or more underwritten offerings on a firm commitment or best efforts basis;

—	any combination of any of these methods of sale; and

—	any other method permitted pursuant to applicable law.

A selling shareholder may also transfer the securities by gift. We do not know of any arrangements by any of the selling shareholders for the sale of any of the securities.

A selling shareholder may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the securities. These brokers, dealers or underwriters may act as principals, or as an agent of the selling shareholder. Broker-dealers may agree with the selling shareholder to sell a specified number of the securities at a stipulated price per security. If the broker-dealer is unable to sell securities acting as agent for the selling shareholder, it may purchase as principal any unsold securities at the stipulated price. Broker-dealers who acquire securities as principals may thereafter resell the securities from time to time in transactions in any stock exchange or automated interdealer quotation system on which the securities are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. A selling shareholder may also sell the securities in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus, regardless of whether the securities are covered by this prospectus.

From time to time, a selling shareholder may pledge, hypothecate or grant a security interest in some or all of the securities owned by it. The pledgees, secured parties or persons to whom the securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling shareholders. The number of the selling shareholder’s securities offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for a selling shareholder’s securities will otherwise remain unchanged.

To the extent required under the Securities Act, the aggregate amount of the selling shareholder’s securities being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the securities may receive compensation in the form of underwriting discounts, concessions, commissions or fees from the selling shareholder and/or purchasers of selling shareholders’ securities, for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling shareholder and any underwriters, brokers, dealers or agents that participate in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them may be deemed to be underwriting discounts and commissions.

A selling shareholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the securities in the course of hedging the positions they assume with that selling shareholder, including, without limitation, in connection with distributions of the securities by those broker-dealers.

The anti-manipulation provisions of Regulation M under the Exchange Act will apply to purchases and sales of ordinary shares by the selling shareholders. Under Regulation M, the selling shareholders or their agents may not bid for, purchase, or attempt to induce any person to bid for or purchase our ordinary shares while such selling shareholders are distributing ordinary shares covered by this prospectus. The selling shareholders are not permitted to cover short sales by purchasing ordinary shares while the distribution is taking place. Furthermore, Regulation M provides for restrictions on market-making activities by persons engaged in the distribution of the ordinary shares.

A selling shareholder may enter into option or other transactions with broker-dealers that involve the delivery of the securities offered hereby to the broker-dealers, who may then resell or otherwise transfer those securities. A selling shareholder may also loan or pledge the securities offered hereby to a broker-dealer and the broker-dealer may sell the securities offered hereby so loaned or upon a default may sell or otherwise transfer the pledged securities offered hereby.

We have agreed to indemnify in certain circumstances the selling shareholders of the securities covered by the registration statement, against certain liabilities, including liabilities under the Securities Act. The selling shareholders have agreed to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act.

The securities offered hereby were originally issued to the selling shareholders pursuant to an exemption from the registration requirements of the Securities Act.

We have agreed to pay certain fees and expenses in connection with this offering, not including any selling commissions. We will not receive any proceeds from sales of any securities by the selling shareholder.

We cannot assure you that the selling shareholder will sell all or any of the securities offered for sale under this prospectus.

VALIDITY OF SECURITIES

        The validity of the ordinary shares, including the ordinary shares issuable upon conversion of the note and the exercise of the warrants, will be passed upon for us by Amit, Pollak, Matalon & Co., our Israeli counsel.

EXPERTS

        Our consolidated financial statements, included in our Annual Report on Form 20-F for the year ended December 31, 2004, have been audited by Kost Forer Gabbay & Kasierer, independent registered public accounting firm and a member of Ernst & Young Global as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

        The consolidated financial statements of Odem Electronic Technologies 1992 Ltd., included herein have been audited by Kesselman & Kesselman, independent registered public accounting firm and a member of PricewaterhouseCoopers, as set forth in their report thereon included herein. Such consolidated statements are included herein in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

        The consolidated financial statements of Surf Communication Solutions Ltd., included in our Annual Report for the year ended December 31, 2004, have been audited by Kost Forer Gabbay & Kasierer, independent registered public accounting firm and a member of Ernst & Young Global as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

        The financial statements of Surf Communication Solutions, Inc. and of Surf Communication Solutions BV. have been audited by Walter Fey, CPA and by Mazars Paardekooper Hoffman, respectively. The reports of these independent auditors are included in our Annual Report for the year ended December 31, 2004, which is incorporated by reference herein.

The value attributed to our holdings in Surf Communication Systems Ltd., was supported by an external valuation prepared by Variance Economic Consulting Ltd.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form F-3 under the Securities Act, with respect to the securities offered by this prospectus. However, as is permitted by the rules and regulations of the SEC, this prospectus, which is part of our registration statement on Form F-3, omits certain non-material information, exhibits, schedules and undertakings set forth in the registration statement. For further information about us, and the securities offered by this prospectus, please refer to the registration statement.

        We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file reports, including annual reports on Form 20-F by June 30 of each year. We also furnish to the SEC under cover of Form 6-K material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders.

        The registration statement on Form F-3 of which this prospectus forms a part, including the exhibits and schedules thereto, and reports and other information filed by us with the SEC may be inspected without charge and copied at prescribed rates at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material are also available by mail from the Public Reference Section of the SEC, at 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC (http://www.sec.gov).

        As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders and our officers, directors and principal shareholders are exempt from the “short-swing profits” reporting and liability provisions contained in Section 16 of the Exchange Act and related Exchange Act rules.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to “incorporate by reference” the information we file with or submit to it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with or submitted to the SEC will update and supersede this information. We incorporate by reference into this prospectus the documents listed below:

(a)	Our annual report on Form 20-F for the fiscal year ended December 31, 2004, filed with the SEC on June 27, 2005 (SEC File No. 001-14184);

(b)	The description of our ordinary shares contained in our registration statement on Form 8-A filed with the SEC on April 1, 1996. The prospectus includes an updated description of our ordinary shares, reflecting changes due to amendments to the Articles of Association adopted by our shareholders, at the Annual Meetings held on March 13, 2002 and on August 5, 2004; and

(c)	Our current reports on Form 6-K filed with the SEC on January 10, 2004 (only items A(iii) and D), on July 5, 2005, on July 14, 2005, on July 18, 2005, on July 25, 2005, on August 23, 2005, on September 29, 2005, on October 27, 2005, and on November 29, 2005.

        In addition, all subsequent annual reports on Form 20-F filed prior to the termination of this offering and any reports on Form 6-K subsequently submitted to the SEC or portions thereof that we specifically identify in such forms as being incorporated by reference into the registration statement of which this prospectus forms a part, shall be considered to be incorporated into this prospectus by reference and shall be considered a part of this prospectus from the date of filing or submission of such documents.

        As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this prospectus, you should rely on the statements made in the most recent document.

        We will deliver to each person (including any beneficial owner) to whom this prospectus has been delivered a copy of any or all of the information that has been incorporated by reference into this prospectus but not delivered with this prospectus. We will provide this information upon written or oral request, and at no cost to the requester. Requests should be directed to:

B.O.S. Better Online Solutions Ltd.
Beit Rabin, BOS Road
Teradyon Industrial Park,
Misgav 20179, Israel
Tel.:	(+972) 4-990-7555
Fax:	(+972) 4-999-0334
Attn.:	Nehemia Kaufman, CFO

ENFORCEABILITY OF CIVIL LIABILITIES

        We have been informed by our legal counsel in Israel, Amit, Pollak, Matalon & Co., that there is doubt concerning the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a United States final executory judgment in a civil matter, including a monetary or compensatory judgment in a non-civil matter, obtained after due process before a court of competent jurisdiction according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel. The rules of private international law currently prevailing in Israel do not prohibit the enforcement of a judgment by Israeli courts provided that:

—	the judgment is enforceable in the state in which it was given;
—	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;
—	the judgment and the enforcement of the judgment are not contrary to the law, public policy, security or sovereignty of the State of Israel;
—	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and
—	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

        We have appointed Corporation Service Company as our agent to receive service of process in any action against us in any competent court of the United States arising out of this offering or any purchase or sale of securities in connection with this offering.

        If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at an annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

BOS BETTER ONLINE SOLUTIONS LTD.

Up to 2,638,060 Ordinary Shares

PROSPECTUS

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 8. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Consistent with the provisions of the Israeli Companies Law, 1999 (the “Companies Law”), the amended Articles of Association of the Registrant (the “Articles”) include provisions permitting the Registrant to procure insurance coverage for its “office holders”, exempt them from certain liabilities and indemnify them, to the maximum extent permitted by law. An “office holder” is defined in the Companies Law and the Articles as a director, managing director, chief business manager, executive vice president, vice president, other manager reporting directly to the managing director and any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title.

        INSURANCE

        Under the Companies Law, a company may obtain insurance for any of its office holders for: (i) a breach of his duty of care to the company or to another person; (ii) a breach of his duty of loyalty to the company provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice the company’s interests; or (iii) a financial liability imposed upon him in favor of another person concerning an act preformed by him in his capacity as an office holder.

        We have obtained directors’ and officers’ liability insurance covering our officers and directors and those of our subsidiaries.

        INDEMNIFICATION

        The Companies Law provides that a company may indemnify an officer holder against: (i) a financial liability imposed on him in favor of another person by any judgment concerning an act preformed in his capacity as an office holder; (ii) reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him by a court relating to an act preformed in his capacity as an office holder in connection with: (a) proceedings the company institutes against him or instituted on its behalf or by another person; (b) a criminal charge from which he was acquitted; (c) a criminal charge in which he was convicted for a criminal offence that does not require proof of criminal intent; and (d) an investigation or a proceeding instituted against him by an authority competent to administrate such an investigation or proceeding that ended without the filing of an indictment against the office holder and, either without any financial obligation imposed on the office holder in lieu of criminal proceedings; or with financial obligation imposed on him in lieu of criminal proceedings, in a crime which does not require proof of criminal intent. The Articles of the Registrant authorize the Registrant to indemnify its office holders to the fullest extent permitted under the law, except for indemnification under subsection (d) above, which is a recent amendment to the Companies Law with respect to which Registrant intends to update its Articles. The Companies Law also authorizes a company to undertake in advance to indemnify an office holder with respect to events specified above, provided that, with respect to indemnification under sub-section (i) above, the undertaking: (a) is limited to events which the board of directors determines can be anticipated, based on the activity of the Company at the time the undertaking is given; (b) is limited in amount or criteria determined by the board of directors to be reasonable for the circumstances; and (c) specifies the abovementioned events, amounts or criteria.

We have entered into indemnification agreements with directors and some officers providing for indemnification under certain circumstances for acts and omissions which may not be covered (or not be covered in full) by any directors’ and officers’ liability insurance. Such indemnification agreement appears in our Current Report on Form 6-K as filed with the Securities and Exchange Commission on January 17, 2003.

        EXEMPTION

Under the Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, for a breach of his duty of care, provided that in no event shall the office holder be exempt from any liability for damages caused as a result of a breach of his duty of care to the company in the event of a “distribution” (as defined in the Companies Law). The Articles authorize the Registrant to exempt any office holder from liability to the Registrant to the extent permitted by law.

Both the Companies Law and the Articles provide that the Registrant may not exempt or indemnify an office holder nor enter into an insurance contract which would provide coverage for liability incurred as a result of any of the following: (a) a breach by the office holder of his duty of loyalty (however, the Registrant may insure against such breach if the office holder acted in good faith and had a reasonable basis to assume that the act would not harm the Registrant); (b) a breach by the office holder of his duty of care if the breach was done intentionally or recklessly, unless made in negligence only; (c) any act of omission done with the intent to derive an illegal personal benefit; or (d) any fine or monetary penalty levied against the office holder.

ITEM 9. EXHIBITS

Exhibit No.	Description
3.1*	Articles of Association
4.1**	[Form of] Ordinary Shares Purchase Warrant (June 2005 private placement).
4.2*	Secured Convertible Term Note (September 2005 private placement).
4.3*	Ordinary Shares Purchase Warrant (September 2005 private placement).
4.2***	Form of share certificate.
5.1*	Opinion of Amit, Pollak, Matalon & Co. Israeli counsel for B.O.S Better Online Solutions Ltd., as to the validity of the ordinary shares.
23.1*	Consent of Amit, Pollak, Matalon & Co. (included in Exhibit 5.1).
23.2*	Consent of Kost Forer Gabbay & Kasierer, a Member Firm of Ernst & Young Global.
23.3*	Consent of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited.
23.4*	Consent of Walter Fey, CPA
23.5*	Consent of Mazars Paardekooper Hoffman
23.6*	Consent of Variance Economic Consulting Ltd.
24.1*	Power of Attorney (included on signature page).

*	Filed herewith.
**	Previously filed with the SEC on June 27, 2005 as Exhibit 4.12 to the Company’s Annual Report on Form 20-F, and incorporated herein by reference.
***	Previously filed with the SEC on November 24, 2003 as Exhibit 4.1 to the Company’s Registration Statement on Form S-8, SEC File Number 333-110696, and incorporated herein by reference.

ITEM 10. UNDERTAKINGS

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act Item 8.A of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section l5(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	If the registrant is relying on Rule 430B (Sec 230.430B of this chapter):

A.	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

B.	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section l5(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to the directors, officers and controlling persons of the registrant pursuant to the provisions described under “Item 8. Indemnification of Directors and Officers” above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Misgav, in the State of Israel, on December 1, 2005.

B.O.S. Better Online Solutions Ltd.

BY: /s/ Adiv Baruch —————————————— Adiv Baruch President and Chief Executive Officer	/s/ Nehemia Kaufman —————————————— Nehemia Kaufman Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Adiv Baruch and Nehemia Kaufman, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement, together with all schedules and exhibits thereto, and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on, sign and file any supplement to any prospectus filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Edouard Cukierman —————————————— Mr. Edouard Cukierman	Chairman of the Board of Directors	December 1, 2005

/s/ Adiv Baruch —————————————— Mr. Adiv Baruch	President, Chief Executive Officer and Director (Principal Executive Officer)	December 1, 2005

/s/ Nehemia Kaufman —————————————— Mr. Nehemia Kaufman	Chief Financial Officer (Principal Financial and Accounting Officer)	December 1, 2005

/s/ Joel Adler —————————————— Mr. Joel Adler	Director	December 1, 2005

/s/ Ronen Zavlik —————————————— Mr. Ronen Zavlik	Director	December 1, 2005

/s/ Andrea Mandel-Mantello —————————————— Mr. Andrea Mandel-Mantello	Director	December 1, 2005

/s/ Avishai Gluck —————————————— Mr. Avishai Gluck	Director	December 1, 2005

/s/ Yael Ilan —————————————— Dr. Yael Ilan	Director	December 1, 2005

/s/ Adi Raveh —————————————— Prof. Adi Raveh	Director	December 1, 2005

Authorized Representative in the U.S.: Corporation Service Company BY: /s/ John H. Pelletier —————————————— John H. Pelletier Assistant Secretary December 1, 2005